Filed pursuant to Rule 433

Registration Statement No. 333-181047

April 21, 2014

CAPITAL ONE FINANCIAL CORPORATION

$750,000,000 3.750% SENIOR NOTES DUE 2024

Summary of Terms for Issuance

Issuer:	Capital One Financial Corporation

Security:	3.750% Senior Notes due 2024

Principal Amount:	US$ 750,000,000

Net Proceeds to Issuer (before expenses):	US$ 745,942,500

Ranking:	Senior Unsecured

Expected Security Ratings:*	Baa1 / BBB / A- (Moody’s / S&P / Fitch)

Trade Date:	April 21, 2014

Settlement Date:	April 24, 2014 (T+3)

Maturity Date:	April 24, 2024

Coupon:	3.750% per annum

Reference Benchmark:	2.750% UST due February 15, 2024

Reference Benchmark Yield:	2.711%

Spread to Benchmark:	105 bps

Re-offer Yield:	3.761%

Price to Public:	99.909% of principal amount

Interest Payment Dates:	Semi-annually in arrears on April 24 and October 24 of each year, commencing on October 24, 2014 to and including the Maturity date.

Optional Redemption:	The Issuer may, at any time after March 24, 2024 (which is the date that is one month prior to the maturity date of the 2024 notes), redeem the 2024 notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the 2024 notes to be redeemed, plus accrued and unpaid interest thereon to the redemption date.

Concurrent Debt Offerings:	The issuer is also offering $750,000,000 of its 2.450% Senior Notes due 2019.

CUSIP/ISIN:	14040HBF1/US14040HBF10

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC Goldman, Sachs & Co. J.P. Morgan Securities LLC Wells Fargo Securities, LLC

Co-Managers:	Sandler O’Neill & Partners, L.P. Blaylock Robert Van, LLC Lebenthal & Co., LLC Mischler Financial Group, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capital One Financial Corporation has filed a registration statement (including a prospectus and preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents filed with the SEC and incorporated by reference in such documents for more complete information about Capital One Financial Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you may obtain a copy of these documents by calling Credit Suisse Securities (USA) LLC toll-free at 800-221-1037, Goldman, Sachs & Co. toll-free at 866-471-2526, J.P. Morgan Securities LLC collect at 212-834-4533 or Wells Fargo Securities, LLC toll-free at 800-326-5897.

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